FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For March 2, 2010

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Third Quarter Results

FOR IMMEDIATE RELEASE

MACAO (March 2, 2010) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter ended December 31, 2009.

Net sales for the third quarter ended December 31, 2009 were $21.4 million, a decrease of 42.4% compared to net sales of $37.1 million for the same quarter ended December 31, 2008. Net sales decreased by 36.7% to $13.1 million in the plastic segment and by 49.7% to $8.2 million in the Company’s electronic and metallic segment.   The operating income in the third quarter was $0.3 million, compared to an operating income of $0.9 million for the same quarter of 2008.

Total gross margin improved to 18.9% in the third quarter ended December 31, 2009 compared to 17.3% in the same quarter last year.  Gross profit in the plastic segment slightly increased to 25.3% of net sales for the third quarter of fiscal 2010 compared to 25.1% of net sales for the same quarter of last year.  The increased gross margin in the plastic segment was mainly due to lower materials usage and drop in plastic resin price, offsetting the increase in labor costs due to overtime allowance, as well as an increase in factory overhead.   Gross profit in the electronic and metallic segment increased to 8.5% of net sales for the third quarter ended December 31, 2009, compared to 7.3% of net sales for the year-ago quarter.  The improved gross margin in the electronic and metallic segment was mainly attributed to lower materials cost offsetting higher factory overheads.

The Company reported a net loss of $0.4 million for the third quarter ended December 31, 2009 compared to net income of $1.0 million for the quarter ended December 31, 2008.  Basic net loss per share and diluted net loss per share decreased to $0.03 and $0.03 respectively, (based on 16,003,000 and 16,017,000 weighted average shares outstanding, respectively) compared to earnings per share of $0.06 and $0.06 respectively, (based on 15,791,000 and 15,791,000 weighted average shares outstanding, respectively) for the same quarter ended December 31, 2008.

Net sales for the nine months ended December 31, 2009 were $65.0 million, a decrease of 37.8%, compared to sales of $104.4 million for the corresponding period in 2008.  Operating loss for the nine months ended December 31, 2009 was $1.2 million, compared to operating income of $0.5 million for the first nine months of fiscal 2009.  The Company reported net income of $2.4 million for the nine months ended December 31, 2009, compared to net income of $0.6 million for the nine months ended December 30, 2008.  Deswell reported basic and diluted net income per share for the nine months ended December 31, 2009 of $0.15 and $0.15, respectively (based on 15,892,000 and 15,962,000 weighted average share outstanding, respectively), compared to earnings per share of $0.04 and $0.04, respectively (based on 15,791,000 and 15,799,000 weighted average shares outstanding, respectively), for the nine months ended December 31, 2008.

The Company's financial position remained strong at the end of the third quarter of fiscal year 2010, with $42.2 million in cash and cash equivalents at December 31, 2009, compared to $23.1 million on March 31, 2009.  Working capital totaled $60.7 million as of December 31, 2009, versus $52.6 million as of March 31, 2009.  Furthermore, the Company has no long-term or short-term borrowings at December 31, 2009.

Mr. Franki Tse, chief executive officer, commented, “During the past quarter, we continued to see the impact of the difficult global economy and our sequential sales performance was essentially flat.  We continuously drive efforts to diversify our customer base and products.  There has been some strengthening in order volume recently and we believe that we are well positioned to benefit from a recovering global economy.  That being said, we remain cautious and continue to evaluate ways to reduce expenses.  Gross margins were strong and we maintained SG&A consistent with the second quarter.”

Mr. Tse continued, “Deswell has maintained a strong balance sheet with third quarter book value per share of more than $7.00 and working capital over $61 million.  Nonetheless, given our loss for the quarter, we have suspended the dividend to conserve cash and best position us to drive future performance.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd., Inter-Tel Incorporated, Focusrite Audio Engineering, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	December 31,	March 31,
	2009	2009
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$42,239	$23,134
Marketable securities	269	100
Accounts receivable, net	17,257	22,227
Inventories	16,028	21,445
Assets held for sale	-	987
Prepaid expenses and other current assets	1,361	1,887
Total current assets	77,154	69,780
Property, plant and equipment - net	62,056	66,564
Deferred income tax assets	421	746
Goodwill	392	392
Total assets	$140,023	$137,482

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$9,613	$10,370
Accrued payroll and employee benefits	1,236	2,473
Customer deposits	1,104	1,460
Other accrued liabilities	3,225	2,167
Income taxes payable	1,283	705
Total current liabilities	16,461	17,175
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
16,188,810 shares at December 31, 2009 and
15,790,810 shares at March 31, 2009, respectively	50,795	49,923
Additional paid-in capital	7,720	7,771
Accumulated other comprehensive income	5,316	5,316
Retained earnings	59,731	57,297
Total shareholders' equity	123,562	120,307
Total liabilities and shareholders' equity	$140,023	$137,482

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended		Nine months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)
Net sales	$21,358	$37,101	$64,947	$104,381
Cost of sales	17,330	30,688	54,410	88,542
Gross profit	4,028	6,413	10,537	15,839
Selling, general and administrative expenses	3,875	5,015	11,657	15,528
Other income/(expenses), net	143	(521)	(116)	215
Operating income	296	877	(1,236)	526
Interest expense	-	-	-	-
Non-operating income/(expenses), net	171	130	4,574	148
	467	1,007	3,338	674
Income taxes	904	20	904	67
Income before minority interests	(437)	987	2,434	607
Minority interests	-	-	-	-
Net income	(437)	987	2,434	607
Other comprehensive income
Foreign currency translation adjustment	-	-	-	1,585
Comprehensive income	(437)	987	2,434	2,192

Net income per share (note 3)
Basic:
Net income per share	$(0.03)	$0.06	$0.15	$0.04
Weighted average number of shares
outstanding (in thousands)	16,003	15,791	15,892	15,791
Diluted:
Net income per share	$(0.03)	$0.06	$0.15	$0.04
Weighted average number of shares
outstanding (in thousands)	16,017	15,791	15,962	15,799

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )
	Nine months ended
	December 31,
	2009	2008
Cash flows from operating activities :
Net income	$2,434	$607
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	5,304	5,467
Impairment of property, plant and equipment	(35)	143
(Gain)/loss on disposal of property, plant and equipment	(4,220)	-
Unrealized holding (gain)/ loss on marketable securities	(169)	19
Stock-based compensation	125	-
Deferred tax	325	-
Changes in operating assets and liabilities :
Accounts receivable	4,970	(6,496)
Inventories	5,417	(1,000)
Prepaid expenses and other current assets	526	115
Income taxes receivable	-	3
Accounts payable	(757)	3,540
Customer deposits and accrued expenses	(535)	578
Income taxes payable	578	(82)
Net cash provided by operating activities	13,963	2,894
Cash flows from investing activities
Purchase of property, plant and equipment	(929)	(6,950)
Proceeds from disposal of property, plant and equipment	7,498	249
Closing cost on disposal of plant	(2,123)	-
Net cash provided by investing activities	4,446	(6,701)
Cash flows from financing activities
Dividends paid	-	(3,158)
Exercised of stock options	696	-
Net cash provided by financing activities	696	(3,158)
Cash effect of exchange rate changes	-	(478)
Net decrease in cash and cash equivalents	19,105	(7,443)
Cash and cash equivalents, at beginning of period	23,134	22,718
Cash and cash equivalents, at end of period	42,239	15,275
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	144

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.         Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2009 and March 31, 2009, the results of operations for the nine months ended December 31, 2009 and December 31, 2008, and the cash flows for the nine months ended December 31, 2009 and December 31, 2008.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 14, 2009 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         Inventories

	December 31,	March 31,
	2009	2009
Inventories by major categories :
Raw materials	$10,118	$11,930
Work in progress	2,820	4,941
Finished goods	3,090	4,574
	$16,028	$21,445

3.         Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended December 31, 2009 and 2008 were both from the Company’s continuing operations.

4.         Foreign currency translation

Prior to January 1, 2009, the functional currencies of the Company’s subsidiaries were Hong Kong dollars and Chinese renminbi.  The effects of translating the financial position and results of operations of local currency functional operations into the U.S. dollars were included in a separate component of stockholder’s equity as “Accumulated other comprehensive income”.

Effective January 1, 2009, the Company’s subsidiaries’ functional currencies were all changed to the U.S. dollars.  The translation adjustments that applied to the Company and that have been accumulated in other comprehensive income until December 31, 2008, have been retained in that account; and nonmonetary assets that Deswell owned at December 31, 2008, the end of the period immediately before the change, were translated in subsequent periods at the exchange rate that was current at the end of that period.  And, exchange rate gains and losses on transactions in currencies other than the U.S. dollar are recognized and included in operations for the period in which the exchange rates changed.  The change in functional currencies did not have a material effect on the Company’s business, results of operations or financial position for the fourth quarter of fiscal 2009 as well as the first 3 quarters of fiscal 2010.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended December 31, 2009 Compared to Quarter Ended December 31, 2008

Net Sales - The Company’s net sales for the quarter ended December 31, 2009 were $21,358,000, a decrease of $15,743,000, or 42.4%, as compared to the corresponding period in 2008.  The decrease in sales was mainly related to the decrease in sales at our plastic segment of $7,615,000 as well as in our electronic and metallic segment of $8,128,000.  This represented decreases of 36.7% and 49.7% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The decrease of net sales at our plastic segment was mainly due to decrease of net sales from existing customers of  $8,995,000 offsetting the increase of net sales from other existing and new customers of $1,119,000 and $261,000, respectively, as a result of the continuing weak global economy.  About 78% of the drop in net sales for the quarter ended December 31, 2009 was accounted to a sales decrease from one of the segment’s major customers related to plastic component sales of electronic entertainment products.  Net sales from this major customer for this quarter had  decreased by 55% due to lower orders for one of their products, as compared with the same quarter in prior year.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders from existing and new customers for professional audio and telecommunication equipment of $6,909,000 and $2,094,000, respectively, as well as a decrease in distribution sales of $617,000, offsetting the increase in orders for professional audio equipment of $1,492,000.  The decrease in orders was due to the combined factors of the generally slow economic condition and change in product and customer mix.

Gross Profit - The gross profit for the quarter ended December 31, 2009 was $4,027,000, representing a gross profit margin of 18.9%.  This compares with the overall gross profit and gross profit margin of $6,413,000 or 17.3% for the quarter ended December 31, 2008.

Gross profit in the plastic segment decreased by $1,885,000 to $3,325,000 or 25.3% of net sales, for the quarter ended December 31, 2009 compared to $5,210,000 or 25.1% of net sales, for the quarter ended December 31, 2008.  Gross profit as a percentage of sales was favorably impacted by a lower material cost as percentage of sales due to a 17% drop in resin price and a 30% decrease in resin usage during this quarter, as compared with same quarter in prior year.   The increase in gross profit as a percentage of sales was partially offset by increases in labor cost due to overtime allowance and in factory overhead as a percentage of sales, when compared with the same quarter in 2008.

Gross profits in the electronic & metallic segment decreased by $501,000 to $702,000 or 8.5% of net sales, for the quarter ended December 31, 2009 compared to $1,203,000 or 7.3% of net sales, for the same period last year. The Company’s ability to improve the gross profit as a percentage of sales was mainly attributed to lower raw materials cost as a percentage of sales during the quarter ended December 31, 2009, when compared with the year ago quarter.   The increase in gross profit as a percentage of sales was partially offset by an increase in factory overhead as a percentage of sales, when compared with the same quarter in prior year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended December 31, 2009 were $3,875,000, or 18.1% of total net sales, compared to $5,015,000, or 13.5% of total net sales for the quarter ended December 31, 2008.  There was a decrease in selling, general and administrative expenses of $1,140,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $795,000 to $2,590,000, or 19.7% of net sales, for the quarter ended December 31, 2009 compared to $3,385,000 or 16.3% of net sales for the corresponding period in 2008.  The lower SG&A expense for the quarter was primarily related to the decrease of $105,000 in selling expense, $389,000 in staff costs and directors’ remuneration due to salary cut, $119,000 in traveling, as well as $49,000 in legal and professional fees, as compared with the year-ago quarter.

The SG&A expenses in the electronic and metallic segment decreased by $345,000 to $1,285,000, or 15.6% of net sales, for  the quarter ended December 31, 2009 compared to $1,630,000, or 10.0% of net sales for the corresponding period in 2008.  As a result of a continued effort in cost controlling, the decrease in SG&A expenses was primarily related to a decrease of $65,000 in selling expense, $87,000 in depreciation and amortization, $191,000 in staff costs and welfare due to salary reduction, $32,000 in travelling and entertainment expenses and $27,000 in office maintenance, offsetting the increase of $96,000 in government taxes and registration fees, as compared with the corresponding quarter in the prior year.

Other operating income - Other operating income was $143,000 for the quarter ended December 31, 2009, as compared to other operating expense of $521,000 for the quarter ended December 31, 2008.

On a segment basis, the other operating income attributable to the plastic segment was $81,000 as compared to an expense of $36,000 for the same quarter last year.  The other operating income for the quarter ended December 31, 2009 mainly include reversals of provision for doubtful receivables of $98,000 made in prior periods as compared to provisions of $93,000 in doubtful receivables made in the year-ago quarter.

The other operating income attributable to the electronic and metallic segment was $62,000 in the quarter ended December 31, 2009 as compared to the other operating expense of $485,000 for the year-ago quarter. The increase in other operating income for the quarter ended December 31, 2009 was mainly due to lesser foreign currency fluctuation and no write-off of other receivables. Exchange loss was $155,000 and a write-off of other receivables for $350,000 was made in the year-ago quarter.

Operating income - Operating income was $296,000 for the quarter ended December 31, 2009, as compared with the operating income of $878,000 from the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division was $816,000 or 6.2% of net sales in the quarter ended December 31, 2009 compared to operating income of $1,790,000 or 8.6% of net sales in the corresponding period in 2008.   The decrease in operating income in the plastic division was mainly due to the decrease in sales revenues as well as increase in SG&A expense as a percentage of sales offsetting the increase in other operating income as described above.

The operating loss  of the electronic & metallic segment was $520,000, or (6.3%) of net sales in the quarter ended December 31, 2009 compared to operating expense of $912,000 or (5.6%) of net sales in the corresponding period in 2008.  The decrease in electronic & metallic operating loss was due to the improved gross profit margin as well as an increase in other operating income offsetting the increase in SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income for the quarter increased by $41,000 to $171,000 for the quarter ended December 31, 2009 as compared with the year-ago quarter.  This is mainly attributable to the increase of $93,000 in unrealized gain on revaluation of marketable securities in the electronic & metallic segment during the quarter as well as increase of $22,000 in other income in the plastic segment offsetting a decrease of $87,000 in the division’s interest income.

Income Taxes – Income tax for the quarter ended December 31, 2009 represented an income tax expense of $687,000 and a deferred tax provision of $217,000 as compared to an income tax expense of $20,000 in the corresponding quarter of prior year.

On a segment basis, there was an income tax expense of $578,000 in the plastic segment for the quarter ended December 31, 2009, of which $379,000 was incurred  and payable by one of the Company’s  subsidiaries which had sold the former manufacturing plant in Shekou, Shenzhen, China during the second quarter of fiscal year 2010. Such income tax was charged on the current taxable profit of the subsidiary after accounting for the gain on disposal of the manufacturing plant and setting off its accumulated taxable loss brought forward from last fiscal year. There was no income tax for the plastic segment in the year-ago quarter.  An income tax expense of $109,000 and deferred tax provision of $217,000 were incurred by the electronic & metallic segment for the quarter ended December 31, 2009, as compared to the $20,000 tax expense in the corresponding quarter of 2008.

Net Loss – The Company has a net loss of $437,000 for the quarter ended December 31, 2009, a decrease of net income of $1,425,000, as compared to net income of $988,000 for the quarter ended December 31, 2008.   Net loss for the quarter ended December 31, 2009 represented (2.0%) of net sales, compared to net income of 2.7% of net sales in the same quarter of prior year.  The decrease in net income was mainly the result of the increase in income tax expense as described above.

Net income for the plastic segment for the quarter ended December 31, 2009 totaled $238,000, as compared to the net income of $1,912,000 for the corresponding quarter in 2008.  The decrease in net income of the plastic segment was mainly the result of decline in sales volume as well as increases in SG&A expense as a percentage of sales and in income tax expense as described above.

Net loss for the electronic & metallic segment for the quarter ended December 31, 2009 was $675,000, as compared to the net loss of $924,000 for the corresponding quarter in 2008.  The decrease in net loss of the electronic & metallic segment was mainly the result of improvement in gross profit margin, increases in other operating income and non-operating income as described above.

Nine Months Ended December 31, 2009 Compared to Nine Months Ended December 31, 2008

Net Sales - The Company's net sales for the nine months ended December 31, 2009 were $64,947,000, a decrease of $39,433,000 or 37.8% as compared to corresponding period in 2008. The decrease was related to a decrease in sales revenue at our plastic segment of $20,933,000 as well as $18,500,000 at our electronic and metallic segment.  This represented decreases of 35.6% and 40.6% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue decrease at the plastic segment was mainly due to the decrease in orders from existing customers of $24,555,000 offsetting the increase in net sales from other existing and new customers of $2,732,000 and $890,000, respectively, as a result of the weak general economy.  About 76% of the decrease in net sales for the nine months ended December 31, 2009 was accounted by one of the segment’s major customers related to plastic component sales of electronic entertainment products.  Net sales from this major customer for the nine months ended December 31, 2009 had dropped by about 53% due to decrease in orders for one of their products, as compared with the same period in prior year.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of professional audio and electronics products from existing customers of $19,976,000 and $1,002,000, respectively, and a decrease in distributions sales of $378,000, offsetting the increase in orders from existing and new customers for professional audio instrument products of $2,857,000.  The decrease in orders was due to the combined effect of continuing demand decline from the still weak global economy, persistent pressure of losing orders to lower-priced competitors, as well as change to higher-end product and customer mix.

Gross Profit - The gross profit for the nine months ended December 31, 2009 was $10,537,000, representing a gross profit margin of 16.2%. This compared with the overall gross profit and gross profit margin of $15,838,000 or 15.2% for the nine months ended December 31, 2008.

Gross profit in the plastic segment decreased $2,382,000 to $7,818,000 or 20.6% of net sales for the nine months ended December 31, 2009, as compared to $10,200,000 or 17.3% of net sales, for the same period in the prior year.  Gross profit as a percentage of sales was favorably impacted by a lower material cost as percentage of sales due to 16% drop in resin price and 35% decrease in resin usage during the nine months ended December 31, 2009, as compared with the same period in the prior year.   The increase in gross profit as a percentage of sales was partially offset by increases in labor cost due to overtime allowance and in factory overhead as a percentage of sales, when compared with the same period in last year.

Gross profit in the electronic and metallic segment decreased by $2,919,000 to $2,720,000 or 10.0% of net sales, for the nine months ended December 31, 2009, as compared to $5,639,000 or 12.4% of net sales, for the same period last year.    Decrease in the gross profit as a percentage of sales was mainly attributed to higher raw materials cost as a percentage of sales for the nine months ended December 31, 2009, when compared with the same period a year ago.

Selling, general and administrative expenses - SG&A expenses for the nine months ended December 31, 2009 were $11,657,000, amounting to 17.9% of total net sales, as compared to $15,528,000 or 14.9% of total net sales for the nine months ended December 31, 2008. There was a decrease in selling, general and administrative expenses of $3,870,000 or 24.9% over the corresponding period of last year.

The SG&A expenses in the plastic segment decreased by $1,494,000 or 15.7% to $8,004,000 or 21.1% of net sales, for the nine months ended December 31, 2009 compared to $9,498,000 or 16.2% of net sales, for the corresponding period in 2008. The decrease was primarily related to the decrease in selling expenses of $355,000, staff costs and director remuneration of $848,000, as well as in traveling and entertainment of $339,000, as compared with the same period in prior year.

The SG&A expenses in the electronic & metallic segment decreased by $2,376,000 or 39.4% to $3,653,000 or 13.5% of net sales, for the nine months ended December 31, 2009 compared to $6,030,000 or 13.2% of net sales for corresponding period in 2008. The decrease was primarily related to the decrease in selling expense of $338,000, staff costs and director remuneration of $1,585,000, travelling and entertainment expenses of $135,000 and office operating and maintenance expense of $135,000, as compared with the corresponding period in prior year.

Other operating expense - Other operating expense was $116,000 for the nine months ended December 31, 2009, as compared to the other operating income of $215,000 for the nine months ended last year.

On a segment basis, other operating expense attributable to the plastic segment for the nine months ended December 31, 2009 was $389,000, as compared to an operating income of $630,000 for the corresponding period in the prior year. The other operating expense for the nine months ended December 31, 2009 was mainly attributable to exchange loss of $81,000 and provision for doubtful receivables of $379,000, as compared to exchange gain of $830,000 and provision of doubtful receivables of $192,000 for the same period in prior year.

Other operating income attributable to the electronic & metallic segment for the nine months ended December 31, 2009 was $273,000, as compared to other operating expense of $415,000 for the corresponding period in  prior year.  There was an exchange gain of $54,000 and no write-off of other receivables for the nine months ended December 31, 2009, as compared to $193,000 in exchange loss and $350,000 in write-off of other receivables for the same period of last year.

Operating Loss - Operating loss was $1,236,000 for the nine months ended December 31, 2009, as compared with the operating income of $526,000 from the corresponding nine months in the prior year.

On a segment basis, the operating loss of the plastic division was $575,000, or (1.5%) of net sales in the nine months ended December 31, 2009 compared to operating income of $1,332,000 or 2.3% of net sales in the corresponding period in 2008.   Decrease of operating income in the plastic division was mainly due to the decrease in sales revenue and increase in SG&A expense as a percentage of sales, offsetting the improved gross margin as a result of lower material cost and usage as described above.

The operating loss of the electronic & metallic segment was $660,000, or (2.4%) of net sales in the nine months ended December 31, 2009 compared to operating loss of $807,000 or (1.8%) of net sales in the corresponding period in 2008.  The operating loss is a higher percentage of sales than that in same period of prior year for the electronic & metallic segment mainly due to lower gross profit margin and relatively higher SG&A expense in terms of sales as described above.

Non-operating income – Non-operating income for the nine months ended December 31, 2009 increased by $4,426,000 to $4,574,000 as compared with the year-ago nine months.  This is mainly attributable to the net gain of $4,198,000 recognized from disposal of the former manufacturing plant in Shekou, Shenzhen, China in the plastic division, as well as the unrealized gain of $169,000 on securities revaluation in the electronic & metallic division during the nine months ended December 31, 2009.

Income Taxes – Income tax for the nine months ended December 31, 2009 was an income tax expense of $688,000 and a deferred tax provision of $217,000 as compared to an income tax expense of $67,000 for the corresponding period in prior year.

On a segment basis, the income tax expense incurred by the plastic segment was $578,000 for the nine months ended December 31, 2009, as compared to the $38,000 tax expense incurred during the year-ago nine months.  The segment’s year-to-date income tax expense included $379,000 tax expense incurred and payable by one of the Company’s subsidiary.  Such income tax was charged on the subsidiary’s current taxable profit after recognizing a gain on the sale of its former manufacturing plant in the second fiscal quarter of 2010 and setting off the subsidiary’s accumulated taxable loss brought forward from last fiscal year. The income tax expense and deferred tax provision for the electronic & metallic segment was $110,000 and $217,000, respectively for nine months ended December 31, 2009, as compared to the income tax expense of $29,000 for the corresponding nine months in 2008.

Net Income – The Company has a net income of $2,434,000 for the nine months ended December 31, 2009, an increase of $1,827,000, as compared to net income of $606,000 for the nine months ended December 31, 2008.   Net income for the nine months ended December 31, 2009 represented 3.7% as a percentage of net sales, comparing to 0.6% of net sales for the net income in the same nine months of prior year.  The increase in net income was mainly the result of the increase in non-operating income as described above.

Net income for the plastic segment for the nine months ended December 31, 2009 totaled $2,986,000, as compared to the net income of $1,453,000 for the corresponding nine months in 2008.  The increase in net income of the plastic segment was mainly the result of increase in non-operating income as described above.

Net loss for the electronic & metallic segment for the nine months ended December 31, 2009 was $553,000, compared to the net loss of $847,000 for the corresponding nine months in 2008.  The decrease in net loss of the electronic & metallic segment was mainly the result of increases in other operating income and non-operating income as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2009, the Company had a working capital of $61,022,000 and cash and cash equivalents of $42,239,000. This compares with a working capital of $52,605,000 and cash and cash equivalents of $23,134,000 at March 31, 2009.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $13,963,000, by investing activities from disposal of former manufacturing plant for $5,185,000 and from disposal of property, plant and equipment for $190,000, and by financing activities from exercise of stock options for $696,000 offsetting net cash used for purchase of property, plant and equipment for $929,000 during the nine months ended December 31, 2009.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings or long-term borrowings at December 31, 2009.

As of December 31, 2009, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

/s/ Franki Tse
Franki Tse
Chief Executive Officer

Date: March 2, 2010